Exhibit 3

                                    AGREEMENT

Intending to be bound, the Parties do hereby enter into this Agreement ("Agreement") between Carso Global Telecom, S.A. de C.V., a Mexican corporation ("Carso Telecom"), and SBC International, Inc. ("SBCI"), a Delaware corporation (collectively, the "Parties").

                                 R E C I T A L S

         A. Since December 20, 1990, the Parties have both held capital stock in Telefonos de Mexico, S.A. de C.V. ("Telmex").

         B. On September 25, 2000 the shareholders of Telmex approved the establishment of a new independent company called America Movil, S.A. de C.V. ("America Movil" or "Company") to offer wireless services in Mexico and to focus on international opportunities in the telecommunication business.

         C. On September 29, 2000 America Movil was established, whereby specified assets of Telmex were transferred to America Movil and each shareholder of any class of Telmex shares received the same number of America Movil shares of the corresponding class.

         D. On December 20, 2000 the Parties entered into a joint venture agreement to govern their relationship and to ensure voting control of Telmex.

         E. The Parties now desire to enter into this Agreement to govern the Parties' relationship within America Movil and to amend the America Movil By-laws pursuant to this Agreement.

NOW THEREFORE, in consideration of the representations, warranties, covenants and agreements herein contained, and of the mutual benefit to be derived herefrom, the Parties hereto agree as follows

1.       Management of America Movil.

         The responsibility for the management of America Movil shall reside with the America Movil Board of Directors (the "Board" or "Board of Directors"). However, the Board will seek input on various matters from committees the Board may establish, pursuant to the By-laws, from time to time, as well as from the Executive Committee.

         The Director General of America Movil shall be responsible for the day-to-day administration of the business of America Movil and shall be accountable to the America Movil Board of Directors.

2.       Board Composition; Committees.

         A. The Board of Directors of America Movil will continue to exist in accordance with the By-laws of America Movil as amended.

         B. Carso Telecom shall nominate candidates to assume seven (7) positions on the Board of Directors. SBCI shall nominate candidates to assume two (2) positions on the Board of Directors. Each of the Parties agrees to vote its "AA" Shares in favor of the other Parties' candidates.

         C. In the event the "AA" shareholders are unable for any other reason to elect nine (9) members of the Board, then the allocation of Board members among the Parties shall change accordingly but shall maintain, so far as possible, the same proportions as outlined in paragraph B above.

         D. The Board will act by majority vote.

         E. Executive Committee. The executive committee of the Board of Directors (the "Executive Committee") will continue to exist in accordance with and be empowered by the By-laws of America Movil as amended and provided herein. The Executive Committee will be the principal consultative body of the Board and will be the body through which all major strategic, operational, financial and investment decisions are reviewed and recommended to the Board. The Executive Committee shall meet whenever necessary, including via telephone conference, but at least prior to each Board of Directors meeting, unless otherwise agreed by the Parties. The matters for Executive Committee review and discussion shall be those items set forth in Attachment A.

         At least five (5) business days written notice (by facsimile and courier) shall be given to each of the Executive Committee members of any meeting of the Executive Committee, provided always that a shorter period of notice or no notice may be given if approved by all Executive Committee members. Any such notice shall contain, inter alia, an agenda identifying in reasonable detail all of the matters to be discussed at the meeting and shall be accompanied by copies of any relevant papers to be discussed at the meeting. The Executive Committee shall have all of the power to operate and manage America Movil except for those powers the Board expressly reserves to itself. The Executive Committee shall make recommendations on all matters on which the By-laws call for Executive Committee review. Each Party agrees that it will cause its Executive Committee members to use their best efforts to achieve a common position on matters presented to the Executive Committee. Should the Parties be unable to reach a common position or it is anticipated by either Party that a common position may not be reached at an Executive Committee Meeting on any matter properly noticed pursuant to this paragraph E, they shall arrange a conference between the Chief Executive Officer's of Carso Telecom, and SBCI or their respective executive designees. If the matter is not resolved by the Two Chief Executive Officers/Director Generals before the next regular scheduled Board meeting where such matter will be discussed, the matter shall be resolved by majority decision by the Executive Committee. If an agenda item for an Executive Committee Meeting was not properly noticed pursuant to this paragraph E and the Parties are not able to reach a common position on such agenda item prior to the next regular scheduled Board meeting a decision on the matter shall be postponed until the next scheduled Executive Committee Meeting or until a common position is reached, whichever comes first.

         Notwithstanding the above, if it is determined by Carso Telecom in good faith that a matter subject to Executive Committee review cannot wait until the next regularly scheduled Executive Committee Meeting for its review and consideration, because time is of the essence, such specific matter shall be discussed with SBCI prior to any action being taken by the Company regarding the matter and each Party's decision shall be reflected in the minutes of the next regularly scheduled Executive Committee Meeting.

         F. The Board shall not consider or vote on the Executive Committee Matters without a recommendation from the Executive Committee except for any case in which the Executive Committee did not achieve a common position regarding an agenda item pursuant to paragraph E above.

         G. The Executive Committee will consist of four (4) members, three (3) of whom will be appointed by Carso Telecom, and one (1) of whom will be appointed by SBCI.

3.       Compensation for Services.

         The Parties may from time-to-time work with and assist the management of Radio Movil Dipsa, S.A. de C.V. ("Telcel") a wholly owned subsidiary of America Movil, or Telcel's affiliates to enhance the long-term prosperity of both America Movil and Telcel. If the Parties, at their sole discretion, provide assistance to Telcel or its affiliates, the Parties agree to cause America Movil to enter into an agreement whereby America Movil agrees to indemnify the Parties against all claims, losses, damages, liabilities, attorney's fees and expenses incurred by reason of, or arising out of the assistance provided to Telcel or its affiliates by the Parties.

4.       Transfers of Shares.

         A. Subject to applicable laws and pursuant to the right of first offer set forth below the Parties shall have the right to freely transfer their "AA" Shares. Furthermore nothing shall restrict the ability of a shareholder to: (i) convert any or all of its "AA" Shares to "L" shares in accordance with the By-laws and to transfer or sell the "L" shares and provided further that the Parties shall, subject to any limits as to percentages provided for by the by-laws, insure sufficient "L" Shares are available to allow any Party to convert "AA" Shares to "L" Shares upon request of the Party seeking to convert; or (ii) the ability of a Shareholder to create or permit to exist any pledge, lien, or other encumbrance over any AA Shares held by that Shareholder (a "Lien"), or to agree, conditionally or otherwise, to do any of the foregoing (and for the purposes of this article "dispose" shall be deemed to exclude all or any of the above), provided further that, to be valid any such Lien should provide that, in case of any disposition of the AA Shares, the right of first offer to the other Shareholder is fully complied with.

         B. Notwithstanding the right of first offer provision set forth below, a Shareholder may transfer any of its "AA" Shares to:

          (i)  any other Shareholder or

          (ii) an Affiliate of the transferring Shareholder who agrees in writing to be bound by the provisions of this Agreement. Affiliate as used in this Agreement shall mean, as to any person, any other person that controls, is controlled by or is under common control with such person. For purposes of this definition the term "control" of a person shall mean the possession, direct or indirect, of the power to vote 51% or more of the voting stock of such person or the direct or cause the direction of the management and policies of such person or to direct or cause the direction of the management and policies of such person, whether through the ownership of such voting stock, by contract or otherwise.

         C. Save for transfers permitted under paragraphs A and B if a Shareholder desires to sell or otherwise dispose of any of its "AA" Shares ("Seller"), the Seller shall give notice to the other Shareholder in writing ("Transfer Notice") of such desire together with details of the purchase price and other material terms requested by the Seller. A Transfer Notice shall, except as hereinafter provided, be irrevocable.

         D. On receipt of the Transfer Notice, the other Shareholder ("Continuing Shareholder") shall have the right to purchase, in aggregate, all (but not some only) of the Seller's "AA" Shares being sold at the purchase price specified in the Transfer Notice. If SBCI is prohibited by Mexican Law from purchasing all of the Seller's "AA" Shares SBCI shall have the right to purchase Seller's "AA" Shares through a third party, trust or other entity legally allowed to hold "AA" Shares.

         E. The Transfer Notice will invite the Continuing Shareholder to give written notice ("Acceptance Notice") to the Seller within thirty (30) days (for the purposes of this Agreement the term "days" shall mean calendar days) of receipt of the transfer notice ("Acceptance Period") whether it is willing to purchase all of the Seller's "AA" Shares. For the avoidance of doubt, the Acceptance Notices from the Continuing Shareholder must account for the purchase and sale of all of the Seller's "AA" Shares being sold.

         F. The Continuing Shareholder shall become bound (subject only to any necessary approvals of its shareholders in general meeting and/or of its Board or of any competent regulatory authorities, including anti-trust commissions or entities in any required jurisdiction) to purchase the Seller's Shares on giving the Acceptance Notice. In such event, completion of the sale and purchase of the Seller's Shares shall take place within sixty (60) days after the latter of the giving of such notice or, after the obtaining of necessary approvals of any competent governmental, regulatory or other authorities (including, without limitation, the approval of any governmental, regulatory or other authorities which have jurisdiction over any tangible or intangible asset in which America Movil may at the relevant time be directly or indirectly interested). Notwithstanding the foregoing, such notice and right of the Continuing Shareholders to acquire the Seller's Shares shall cease to have effect if:

          (i) any necessary approval of the Continuing Shareholder's shareholders in general meeting and/or its appropriate board has not been obtained within the said period of sixty (60) days or

          (ii) any necessary approval of any competent governmental, regulatory or other authority has or have not been obtained within one hundred and eight (180) days after the giving of such notice or

          (iii) if earlier than the expiry of such latter period, any such authority has conclusively refused to grant any such approval and no appeal or other request for review is timely filed and remains pending.

         G.   If:

          (i) at the expiration of the Acceptance Period the aggregate number of Seller's Shares to be purchased by the Continuing Shareholders is less than the total number of Shares Seller desires to sell; or

          (ii) the deadlines set forth in paragraph F have not been satisfied, the Seller shall be entitled to transfer all of the "AA" Shares of the Seller specified in the Transfer Notice on a bona fide arm's length sale to a third party purchaser at a price being not less than the purchase price specified in the Transfer Notice, provided that such transfer shall have been completed within a period of one hundred and eighty (180) days after the latter of:

                    (a)  the date of the Transfer Notice; or

                    (b) the date the Continuing Shareholder's right to acquire the Seller's Shares shall have ceased to have effect pursuant to subparagraph B, the date on which such notice ceased to have effect;

and further provided that:

          (iii) third party purchaser shall have agreed in advance in writing to sign and be governed by a shareholder agreement with provisions in compliance with this Agreement; and

          (iv) all necessary approvals of governmental or applicable authority shall have been obtained.

The Continuing Shareholder shall be permitted to confirm that the bona fide offer from the third party purchaser is firm and subject only to conditions that could reasonably be expected to be satisfied, by (i) review of the documents involved in such bona fide offer and (ii) requiring that the proposed transferee submit evidence reasonably satisfactory to the Continuing Shareholder of financing for such purchase.

         H. Should Carso Telecom transfer its America Movil "AA" shares to a third party so that Carso Telecom no longer directly or indirectly owns the majority of the "AA" shares, SBCI shall have a tag along right which will permit SBCI, in its discretion, to sell to the third party buyer and requires the third party purchaser to acquire the same portion of its "AA" Shares as Carso Telecom is selling under the same terms and conditions (the "Tag-Along Shares"). SBCI shall exercise its rights under this paragraph H by indicating in writing to Carso Telecom that SBCI intends to include the Tag-Along Shares in the Seller contemplated transfer.

         I. Should Carso Telecom transfer its America Movil "AA" shares to a third party so that Carso Telecom no longer directly or indirectly owns a majority of the "AA" shares, Carso Telecom shall have a drag along right which will permit Carso Telecom, in its discretion, to require SBCI to sell the same portion of its "AA" shares as Carso Telecom is selling to the third party under the same terms and conditions (the "Drag-Along Shares"). Carso Telecom shall exercise its rights under this paragraph I by indicating in writing to SBCI that Carso Telecom intends to include the Drag-Along Shares in its contemplated transfer.

5.       Confidentiality and Publicity.

         Subject to obligations to make this Agreement known under any stock exchange rules or other legal requirements, so long as this Agreement is in effect and for a period of five years after termination for any cause, each Party agrees, after receipt of any specific information, to maintain in confidence such information and to use solely for the purpose of the transactions contemplated herein, all documents or information of any kind pertaining to America Movil or the Parties, which may have been created or communicated in a confidential manner by the other Parties, by America Movil, or by the Mexican Government. Each Party will cause its consultants, agents and employees to comply with the obligations it has assumed hereunder.

         The Parties agree that they will not make any public announcements or other disclosure of this Agreement, its purpose or contents, or of any activities conducted pursuant hereto, without prior mutual consultation and consent, except as may be required by law.

6.       Certain Immediate Actions.

         The Parties agree:

         A. that the by-laws (estatutos) of America Movil shall be amended to substantially reflect the content of this Agreement by no later than April 30, 2001 and, for such purposes, a Special Meeting of the holders of "L" Shares, a Special Meeting of the holders of "AA" Shares and a General Meeting of shareholders of America Movil will be called and held.

         B. that SBCI will establish, as soon as practicable, the America Movil Trust attached herein as Attachment B.

7.       Affiliates and Assignment.

         The Parties acknowledge that each may assign its rights and obligations under this Agreement to one or more Affiliated companies in their respective corporate groups. This Agreement shall bind the Parties and their respective successors and assigns. Except as expressly provided herein, no Party shall be entitled to assign its interest in this Agreement without the express written consent of the other Party.

8.       Governing Law.

         Except for the procedural rules set forth in Clause 9 relating to arbitration, this Agreement shall be governed by and construed in accordance with the laws of Mexico; provided, however, that if any term of any obligation is unenforceable but the performance of such term or such obligation does not violate the law, governmental regulations, or public policy of Mexico, then in any arbitration pursuant to Clause 9 the tribunal shall apply in respect of the terms of such obligations and its enforcement and/or compensation for the breach thereof, internationally acceptably contract law principles in such a manner as to give full effect to such obligation and intent of the Parties thereto.

9.       Good Faith; Cooperation.

         The Parties shall promptly do and perform such further acts, matters, or things and execute and deliver all further instruments required by law or which may be reasonably requested by any Party to establish, maintain, and protect the respective rights and remedies of any Party and to carry out and effect to the intent and purposes of this Agreement.

10.      Arbitration.

         Any controversy or claim arising out of or relating to this Agreement or any breach thereof that has not been resolved between the Parties after good faith discussions may be settled by arbitration. The arbitration shall be held in Mexico City, Mexico under the Rules of Conciliation and Arbitration of the International Chamber of Commerce by three arbitrators appointed in accordance with said rules. The arbitration shall be conducted in Spanish and English. The arbitral award shall be final and binding on the Parties.

11.      Notices.

         All communications hereunder shall be in writing and shall be deemed effectively given on day after being sent by telecopy or courier, confirmed by letter as follows:

         Carso Global Telecom, S.A. de C.V.
         Insurgentes Sur No. 3500, Colonia Pena Pobre, 14060
         Mexico, D. F.,
         Telecopy: 525-726-3659
         Attention:  Chief Financial Officer

         SBC International, Inc.
         175 E. Houston, Room 10-A-50
         San Antonio, Texas  78205
         Telecopy: 210-351-5166
         Attention:  Chairman of the Board

12.      Amendments; Entire Agreement; Language.

         This Agreement may not be amended or modified except by a written instrument signed by the Parties. This Agreement supersedes all prior agreements or understandings with respect to the subject matter hereof among or between any of the Parties. This Agreement has been prepared in both English and Spanish versions, and each version is equally authoritative.

13.      Representations, Covenants, and Warranties.

         Each Party covenants, represents, and warrants with respect to itself that:

         A. It is of good standing and has full power and authority to enter into and perform this Agreement and any other agreement or instrument to be executed pursuant to this Agreement and that this Agreement constitutes, and such agreements and instruments will constitute, binding obligations on such Party in accordance with their respective terms and the execution and performance of this Agreement and all related agreements will not contravene or breach any obligations, agreements, governmental ruling, or laws by which such Party is bound.

         B. Such Party is not a party to any litigation or subject to any governmental investigation or proceedings that could in any way affect such Party's ability to enter into or perform the terms and conditions of this Agreement.

         C. The execution, delivery, and performance of this Agreement by such Party shall not, with or without the giving of notice or passage of time, or both, conflict with, result in a breach of, default or loss of rights under, or result in the creation of any lien, charge or encumbrance pursuant to any provisions of such Party's incorporation documents or any franchise, mortgage, deed of trust, lease, license, agreement, understanding, law, order, judgment, or other restriction to which such Party or any subsidiary or holding company of such Party is a party or by which any of them may be bound or affected which would materially adversely affect its ability to perform its obligations under this Agreement.

14.      Compliance with Applicable Law.

         No Party shall be required to take any action under this Agreement to the extent that such action would violate present or future applicable law, including, without limitation, legal or administrative provisions in the United States of America and provisions in force in Mexico or in the future enacted in Mexico to govern America Movil, its operations, governmental authorizations or the duly authorized America Movil By-laws as in effect from time to time. In the event that any Party in good faith concludes that taking an action required by this Agreement would cause it to violate applicable law, it shall give prompt and detailed notice thereof to the other Parties and shall consult in good faith with other Parties so as to arrive at a means of carrying out to the maximum extent possible the intent of this Agreement without violation.

15.      Severability.

         A holding by any court or other tribunal of competent jurisdiction that any provision of this Agreement is invalid or unenforceable shall not result in invalidation or unenforceability of the entire Agreement and all remaining terms shall remain in full force and effect. Following any such holding, the Parties shall negotiate in good faith new provisions to restore this Agreement as nearly as possible to its original intent and effect.

16.      Relation of Parties.

         Nothing herein shall cause the Parties to be treated as partners, principals and agents. None of the Parties shall have any authority to bind the others to any obligation without its prior written consent.

17.      Further Assurances.

         Each party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments, and documents as any other Party hereto may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

18.      Indemnification.

         Each Party hereto shall indemnify and hold harmless each other Party from and against all claims, liabilities, actions, suits, proceedings, assessments, judgments and losses, including interest, penalties reasonable attorneys fees, and reimbursements arising out of or resulting from the breach by such Party of any representation, warranty, covenant, obligation, or agreement of such Party contained in this Agreement or in any other associated agreement.

19.      Termination.

         This Agreement is made for a term of five (5) years (the "Term") and shall automatically be renewed for successive two (2) year terms under the same terms and conditions, unless any Party shall seek to terminate it on six months notice before the end of the Term or any successive two (2) year term.

         Before the end of its Term, this Agreement may be terminated only upon mutual consent of all the Parties. It shall also be terminated automatically upon occurrence of any of the following:

          (i)  dissolution and liquidation of America Movil; or

          (ii) material breach by one of the Parties, which will allow termination as to that breaching Party or

         (iii) the conversion by any of the Parties of all its Series "AA" Shares into Series "L" Shares.

         Upon termination of this Agreement before expiry of its term, all rights and obligations under this Agreement shall conclude and become ineffective except that the rights and obligations of any Party having accrued prior to such termination shall not be affected thereby.

                  Executed this 13th day of March 2001, by the undersigned authorized officers of the Parties.

CARSO GLOBAL TELECOM, S.A. de C.V.

By: /s/ Eduardo Valdes Acra
   -------------------------------
Name:  Eduardo Valdes Acra
Title: Attorney-in-Fact

SBC INTERNATIONAL, INC.

By: /s/ Mark Royse
   -------------------------------
Name:  Mark Royse
Title: President, SBCI - Mexico

                                                                    Attachment A
                                                                    ------------

                       Matters for the Executive Committee

o    Any amendment, change or other modification or restatement of the by-laws.

o The issuance, authorization, cancellation, alteration, modification, reclassification, redemption or any change in, of, or to any equity security of the Company or any of its subsidiaries.

o The transfer or other disposition (other than inventory, obsolete assets or transfers in the ordinary course of business of the Company, or any other subsidiary) of, or placing any encumbrance (other than encumbrances arising by operation of law) on, any asset of the Company or any of its subsidiaries with a value in excess of $175,000,000 (One Hundred Seventy-Five Million Dollars).

o Entry into a new line of business, or the acquisition of any interest in, another person or entity by the Company, or its subsidiaries for or in an amount in excess of $100,000,000 (One Hundred Million Dollars).

o Discussion of annual capital expenditure budget. Quarterly update at Ex-Com with discussion and consideration of deviations or requests for increases of said budget.

o Review and consideration of any transaction regarding net debt, new loans, or new borrowing of the Company or its subsidiaries in excess of $150,000,000 (One Hundred Fifty Million Dollars) or any new revolving credit facility of the Company or any of its subsidiaries permitting aggregate borrowing at any one time outstanding to exceed $150,000,000 (One Hundred Fifty Million Dollars) of new indebtedness.

o Discussion of business plan or annual budget. Ex-Com review of actual results to budget and discussion of deviations or requests for increases of said budget or business plan.

o    Review and consideration of the Director General of the Company.

o A merger, consolidation or other business combination effecting the Company or its subsidiaries.

o Entering into any contracts or transactions, with or for the direct or indirect benefit of an "AA" shareholder or one of its affiliates not within the policy guidelines approved by the Executive Committee.

o    Discussion of Company dividend policy.

o The transfer of trade names, trademarks, and the goodwill associated therewith.

          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     1 CUSIP number is for the L Share ADSs only. No CUSIP number exists for the underlying L Shares, since such shares are not traded in the United States.

     2 CUSIP number is for the A Share ADSs only. No CUSIP number exists for the underlying A Shares, since such shares are not traded in the United States.